DEUTSCHE BANK AKTIENGESELLSCHAFT

Taunusanlage 12

60325 Frankfurt am Main

Germany

March 29, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Deutsche Bank Aktiengesellschaft

Registration Statement on Form F-3

File No. 333-278331

Ladies and Gentlemen:

Pursuant to Rule 473(c) of the Securities Act of 1933, as amended (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated into the facing page of the Registration Statement on Form F-3 (File No. 333-278331) filed by Deutsche Bank Aktiengesellschaft on March 28, 2024:

“The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay the effective date of this Registration Statement until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the amended Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.”

If you have any questions or comments in connection with this delaying amendment, please contact David I. Gottlieb (+44 20 7614 2200) of Cleary Gottlieb Steen & Hamilton LLP.

Very truly yours,

DEUTSCHE BANK AKTIENGESELLSCHAFT

By:	/s/ Joseph C. Kopec
Name:	Joseph C. Kopec
Title:	Managing Director & Associate General Counsel, Deutsche Bank AG New York Branch

By:	/s/ Andrew Rivas
Name:	Andrew Rivas
Title:	Director

cc:	David I. Gottlieb, Cleary Gottlieb Steen & Hamilton LLP